UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

News Corporation

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(Name of Issuer)

Class B Common Stock

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(Title of Class of Securities)

65248E203

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(CUSIP Number)

December 31, 2008

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on his form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 65248E203

1	NAMES OF REPORTING PERSONS HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 56,237,915
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 56,237,915
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,237,915
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65248E203

EXPLANATORY NOTE

This Amendment No. 1 amends the Schedule 13G filed on October 7, 2008, by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (“HRH”) relating to the shares of Class B common stock (the “Class B Shares”) of News Corporation (the “Issuer”). Capitalized terms used herein without definition have the meaning set forth in the Schedule 13G.

Item 2:	Name, Address and Citizenship of the Person Filing:

The response set forth in Item 2 of the Schedule 13G is hereby amended and restated as follows:

(a)	Name of Person Filing:

This statement is being filed by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, an individual.

The Class B Shares reported herein are owned by Kingdom 5-KR-62, Ltd. (“KR-62”), a Cayman Islands company, Kingdom 5-KR-63, Ltd. (“KR-63”), a Cayman Islands company, Kingdom 5-KR-134, Ltd. (“KR-134”), a Cayman Islands company, and Kingdom 5-KR-146, Ltd. (“KR-146”), a Cayman Islands company. KR-62 owns 19,057,138 Class B Shares, KR-63 owns 16,996,963 Class B Shares, KR-134 owns 8,015,203 Class B Shares and KR-146 owns 12,168,611 Class B Shares.

KR-62, KR-63, KR-134 and KR-146 are wholly-owned subsidiaries of Kingdom 5-KR-11, Ltd., a Cayman Islands company (“KR-11”), which is wholly-owned by Kingdom Holding Company, a company organized in the Kingdom of Saudi Arabia (“KHC”).

HRH, as the majority shareholder of KHC, has the power to elect a majority of the directors of KHC and, through this power, has the power to appoint a majority of the directors of KR-11, and in turn KR-11, as sole shareholder of KR-62, KR-63, KR-134 and KR-146 has the power to appoint a majority of the directors of KR-62, KR-63, KR-134 and KR-146. HRH is the sole director of KR-62, KR-63, KR-134 and KR-146. Accordingly, for purposes of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can indirectly control the disposition and voting of the Class B Shares held by KR-62, KR-63, KR-134 and KR-146.

CUSIP No. 65248E203

(b)	Address of Principal Business Office or, If None, Residence:

HRH’s business address is c/o Kingdom Holding Company, Kingdom Centre, Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia.

(c)	Citizenship:

HRH is a citizen of the Kingdom of Saudi Arabia.

(d)	Title of Class of Securities:

This filing relates to the shares of Class B Common Stock of the Issuer.

(e)	CUSIP Number:

65248E203.

Item 4:	Ownership:

The response set forth in Item 4 of the Schedule 13G is hereby amended and restated as follows:

As of December 31, 2008, HRH beneficially owns in the aggregate the following:

(a)	Amount Beneficially Owned:

56,237,915

(b)	Percent of class:

7%1/

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1 Based on 798,520,953 Class B Shares outstanding as of November 3, 2008, as disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

CUSIP No. 65248E203

(c)	Number of shares to which such person has:

(i)	Sole power to vote or to direct the vote:

56,237,915

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

56,237,915

(iv)	Shared power to dispose or to direct the disposition of:

None

Item 10:	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13G is true, complete and correct.

Dated: February 1, 2009	/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud